EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Nine months ended
(Dollars in millions)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Earnings:
Income before assessments	$184	$191	$573	$527
Fixed charges	3,267	2,854	9,076	7,830

Total earnings	$3,451	$3,045	$9,649	$8,357

Fixed charges:
Interest expense	$3,267	$2,854	$9,075	$7,829
Estimated interest component of net rental expense[1]	—	—	1	1

Total fixed charges	$3,267	$2,854	$9,076	$7,830

Ratio of earnings to fixed charges	1.06	1.07	1.06	1.07

(1)	Represents an estimated interest factor